December 06, 2006

Ms. Jean Yu

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Yu:

Thank you for your letter dated November 22, 2006 regarding the review of Cagle’s, Inc.’s Form 10-K for the Fiscal Year ended April 1, 2006 and Form 10-Q for the quarter ended September 30, 2006. We understand that your process is to assist us in compliance with applicable disclosure requirements and to aid us in enhancing the overall disclosure of these and future filings.

In regard to your comments please review and confirm the following responses:

Form 10-K for the Fiscal Year Ended April 1, 2006

Note 1. Summary of Significant Accounting Policies, page21

c. Revenue Recognition, page 21

1.

Our company is no longer participating in cost plus arrangements and we believe it appropriate to not include comments regarding them in our revenue recognition statement until such time as, and if, they are utilized in our marketing program.

Note 6. Sales of Facilities, page 25

2.

In our March 30, 2002 10-K we stated in note 6. Sale of Facilities “On December 3, 2001 the Company sold its idled processing facility in Macon, Georgia to an unrelated party for a purchase price of $6,738,000. The Company received a cash payment subsequent to the closing of $75,000 and a note secured by a first mortgage bearing interest at 6.0% per annum for the balance. Under the terms of the note agreement, the Company is to receive a total of at least $320,000 on or before September 30, 2002 and thereafter shall receive at least the accrued interest outstanding on an annual basis, with all principal and interest due no later than September 30, 2008. As of March 30, 2002, payments received on this note have been recorded as a deposit liability in the accompanying financial statements. Once sufficient payments have been received to meet the initial investment criteria required for real estate sales, the Company will recognize the sale of these assets. At March 30, 2002, the net book value of the assets held for sale was approximately $6,738,000.”  In our April 03, 2004 10K we stated in note 7. Sale of Facilities “The purchaser defaulted on the note, and on July 1, 2003, the Company foreclosed on the collateral. As of April 3, 2004, management’s plans for this facility are undetermined and this facility has been reflected in property, plant and equipment in the accompanying consolidated balance sheet.” Per note o. Accounting for the impairment of long-lived assets we stated “Consequently, the Company recognized an impairment loss in its third quarter of $18,528,000 which represents the excess of the carrying values of the assets over their fair market value, less costs to sell.” Included in this $18,528,000 was a $2,000,000 impairment to the Macon asset as recognition of the condition of the facility after foreclosure but with the belief that the asset represented a viable, operational processing facility. The Company has endeavored to find suitable utilization of this facility since foreclosing on the property July 2003 and during the fourth quarter of fiscal 2006 through the first quarter of fiscal 2007 Cagle’s Inc. was in negotiation to lease our Macon facility to a third party. Those negotiations failed during our second quarter of fiscal 2007 when the third party lost a major customer in the surrounding Macon area. Prior to the lease failure we believed there was a distinct possibility that the Company would be able to lease the facility for a value supportive of the valuation of the asset reflected on our balance sheet. When the Company was notified of the lease failure we recognized that the opportunity to utilize or lease the facility was becoming less likely and concluded that the value of the facility will ultimately be realized in the real estate. There is a great potential that the property will not be utilized for the purpose it was originally constructed namely to process, store and ship poultry products. Recognizing the limited potential of the property we have reduced the carrying value to the appraised value (asset based not going concern based) of the building and land with no value assigned to the facility’s processing equipment. In future filings we will endeavor to provide greater detail regarding the accounting history of this asset.

Form 10Q for the quarter ended September 30, 2006

Item 2. Management’s Discussion and Analysis

For the 13 and 26 weeks ended September 30, 2006

Results of Operations, page 7

      3.

We believe that the cost of our raw ingredients will remain high which will result in an increase to our cost of sales and in the short term have a negative impact on our operating margins. We also believe Cagle’s to have adequate liquidity to withstand the impact of these increased feed ingredients prices. However, in the long term, the protein sector of the food industry will be forced to pass the cost of our raw materials onto the final consumer increasing our sales price per pound and related revenue as well as our operating margins. We expect the increased cost of ingredients, principally corn, to continue and will utilize substitute ingredients as available and as determined through feed optimization programs to mitigate the impact of the increased corn cost. In future filings, we will include comments as above when conditions dictate.

Thank you for your assistance as we endeavor to assure appropriate disclosure to provide the information investors require for an informed decision.  The management of Cagle's, Inc. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (404) 355-2820 to let me know if we have sufficiently addressed your concerns.

Sincerely,

/s/ Mark Ham

Mark Ham

Executive VP & CFO